UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 12, 2009

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Announces Second Quarter 2009 Results
Total revenues and other operating income of €78.7 million,
an increase of 32% compared to Q2 2008.
Gross margin 39%, up from 36% in Q2 2008.
Operating profit of €3.2 million versus operating loss of €9.01 million in Q2 2008.

2009 full year guidance reiterated: total revenues and other operating income expected to grow 20% in constant currencies2; operating profit for 2009 expected to improve significantly compared to 2008; solid cash flow.

Leiden, the Netherlands (August 11, 2009) – Dutch biopharmaceutical company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the second quarter of 2009, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Highlights:

•	In the second quarter of 2009 total revenues and other operating income increased by 32% to €78.7 million, compared to €59.6 million in the same period of 2008. The increase was mainly driven by growth in sales of the pentavalent children’s vaccine Quinvaxem®, despite some phasing of shipments into the second half of the year. Travel vaccines and other products also showed double digit sales growth.

•	Crucell announced collaboration with the PATH Malaria Vaccine Initiative (MVI) and the United States Agency for International Development (USAID) Malaria Vaccine Development Program (MVDP) to accelerate development of its malaria vaccine.

•	Crucell announced positive results of a second Phase II clinical study of its rabies monoclonal antibodies, which started in May 2008 (the Philippines).

•	Crucell signed a non-exclusive PER.C6® research license agreement with Momotaro-Gene Inc. for the production of a gene therapy product for the treatment of prostate cancer, including the right to perform a first-in-man Phase I clinical trial program.

•	Crucell signed a non-exclusive PER.C6® research license agreement with Australian-based Patrys Ltd. for the production of several undisclosed antibodies.

•	Construction of our new vaccine manufacturing facility in Korea, which started in December 2008, is progressing well. Structural work on the site has been completed and electrical and mechanical engineering is

1 Restated from €9.7 million to €9.0 million due to adoption of IFRIC 14, IAS 19 (details on page 26)
2 Constant currencies = EUR/USD rate of 1.35

progressing according to plan. First test runs are planned for the first half of 2010.

Financial Highlights Second Quarter 2009:

•	Combined total revenues and other operating income for the second quarter were €78.7 million, compared to €59.6 million in the same quarter of 2008. The increase of 32% was mainly driven by growth in sales of our paediatric vaccines, in particular Quinvaxem®. Travel vaccines and other products also showed double digit sales growth.

•	Gross margins were 39% in the quarter, compared to 36% in the second quarter of 2008. Although our margins improved significantly versus last year, a stronger Swiss Franc against the Euro and Korean Won against the US Dollar increased costs and offset the margin improvement. These currency effects will continue to put pressure on margins.

•	The Company achieved operating profit of €3.2 million in the second quarter of 2009. This represents a significant improvement over the €9.0[3] million operating loss in the same quarter of 2008. Income tax charges and currency effects resulted in a net loss of €1.8 million in the quarter, a significant improvement compared to a net loss of €7.4 million in the same quarter of 2008.

•	Income taxes were €2.2 million in the second quarter, mainly payable in Korea and Sweden. Income tax charge compared to profit before tax is relatively high. Operating profits in Korea and Sweden are partially offset by an operating loss in the Netherlands, effectively reducing profit before tax on a consolidated basis.

•	Net cash used in operating activities in the second quarter was €6.9 million, down from €18.0 million used in the same quarter of 2008.

•	Cash used in investing activities amounted to €10.1 million, reflecting the capital investment in our new plant in Korea.

•	Cash and cash equivalents at the end of the second quarter of €121.6 million, versus €171.0 million at year-end 2008.

3 Restated from €9.7 million to €9.0 million due to adoption of IFRIC 14, IAS 19 (details on page 26)

Key Figures Second Quarter 2009:

(€ million, except net result per share)

Second Quarter				Six months ended June 30

2009	2008	Change		2009	2008	Change
unaudited	unaudited			Unaudited	unaudited

			Total revenues and
			other operating
78.7	59.6	32%	income	152.4	107.5	42%
			Operating
3.2	(9.0)	–	profit/(loss)	5.6	(12.1)	–

(1.8)	(7.4)	(75)%	Net profit/(loss)	(1.6)	(15.9)	(90)%
			Net result per share
(0.03)	(0.11)	(76)%	(basic)	(0.02)	(0.24)	(90)%
			Cash & cash equiv.:
			- June 30, 2009	121.6
			- Dec 31, 2008	171.0
			- June 30, 2008	106.9

Crucell's Chief Executive Officer Ronald Brus said:

“We are very pleased to report positive operating profits for both the second quarter and the first half of the year. Our margins improved significantly versus last year, despite increased costs due to negative currency effects. We continue to be confident of our business prospects for the remainder of the year and therefore maintain our guidance for 2009.

Quinvaxem®—our most important paediatric vaccine—once again made an important contribution to our revenues in the second quarter despite some phasing of shipments into the second half of the year. Looking forward, Quinvaxem® is well-positioned for the award of new tenders for the period 2010–2012, the first tranche of which is expected to be announced soon.

During the second quarter we were also able to report significant progress on our pipeline programs. Our recent endorsement by the MVI, the US Malaria Vaccine Initiative, reflects the growing recognition that Crucell is bringing innovative solutions to global health.”

Product and Business Update

Product Update:
Product sales in the second quarter of 2009 amounted to €66.4 million and represent sales of paediatric vaccines (60%), travel and endemic vaccines (24%), and other products (16%).

Paediatric
Sales of our paediatric vaccines, particularly driven by Quinvaxem®, continued to show solid growth in the second quarter 2009 despite a very strong first quarter and some phasing of shipments into the second half of the year.

•	Quinvaxem®: Fully liquid pentavalent vaccine against five important childhood diseases.
•	Hepavax-Gene®: Recombinant vaccine against hepatitis B.
•	Epaxal® Junior: Paediatric dose (0.25mL) of Epaxal®, the only aluminum-free vaccine against hepatitis A for use in children.
•	MoRu-Viraten®: Vaccine for protection against measles and rubella (for all age groups).

Travel and Endemic
In the second quarter of 2009, sales of our travel and endemic portfolio showed good growth. Our travel portfolio has seen limited impact from the economic crisis as we were able to compensate sales declines with good uptake of our hepatitis A vaccine Epaxal® in new territories. In the second half of the year, in particular in the third quarter, we expect weakening in the sales growth of our travel portfolio as reduced travel, particularly in the Nordic region, is anticipated.

•	Epaxal®: Aluminum-free vaccine against hepatitis A.
•	Vivotif®: Oral vaccine against typhoid fever.
•	Dukoral®: Oral vaccine against cholera and diarrhea caused by ETEC (enterotoxigenic E. coli).

Respiratory
We typically have no sales in respiratory products at the beginning of a calendar year, due to normal seasonality of the flu business.

•	Inflexal® V: A virosomal adjuvanted vaccine against influenza (for all age groups). Due to the seasonality of the product, we build inventory in the first half of the year to sell flu vaccines in the second half of the year.

Pipeline Update:
•	Flavimun® - Live Attenuated Yellow Fever Vaccine: Flavimun® was submitted for registration in Switzerland in March 2009. Submission in Germany is expected before the end of 2009.
•	Influenza - Seasonal Flu Vaccine (FluCell collaboration with sanofi pasteur): This seasonal influenza vaccine is being developed by Crucell’s partner sanofi pasteur, using PER.C6® technology. Phase II testing of the cell-based influenza vaccine was initiated in the USA in November 2007. In the third quarter of 2008, Crucell received a milestone payment from sanofi pasteur for progress of the Phase II trials involving healthy adult volunteers in the USA. The trials focus on the safety profile and immunogenicity of the cell-based vaccine. All data collected so far confirm that the PER.C6® cell line supports the growth of all flu virus strains in high quantities. The cell line has also been found to be commercially scalable to any desired scale and no problems related to the PER.C6® cell line have been encountered to date.

•	Rabies Human Monoclonal Antibody Combination (CL 184): Crucell’s monoclonal antibody combination against rabies is being developed in close collaboration with sanofi pasteur using Crucell’s PER.C6® manufacturing technology. In 2008, Crucell initiated two Phase II studies in the USA and the Philippines. Promising Phase I data in 2007 showed no serious adverse effects and demonstrated the expected rabies neutralizing activity upon administration. The rabies human monoclonal antibody combination was granted a Fast Track designation by the FDA Department of Health and Human Services, ensuring priority handling of the regulatory dossier. Under the terms of the collaboration agreement with sanofi pasteur, Crucell will be responsible for manufacturing the commercial product and has retained exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF, while sanofi pasteur will have exclusive distribution rights for all other territories and co-exclusive distribution rights in China. This antibody combination is designed to be used in combination with a rabies vaccine for post-exposure prophylaxis (PEP) against this fatal disease.

•	Positive preliminary results of our Phase II US study were presented to rabies experts at the 19th annual RITA meeting in Atlanta on October1, 2008. These results triggered another milestone payment from sanofi pasteur at the end of September, as part of the total eligible amount of €66.5 million.
•	A second Phase II clinical study evaluating the monoclonal antibody combination together with a rabies vaccine in healthy children and adolescents was conducted in the Philippines from May to October 2008. The completion of this study triggered another milestone payment from sanofi pasteur, at the end of October. In June 2009, Crucell announced the results of the Philippines study, which showed that the antibody combination was safe and well tolerated. Neutralizing activity levels in subjects given the antibody product were similar to those in subjects given human immunoglobulin (HRIG), the current standard for inducing immediate, passive immunity. All study participants reached adequate immunity levels. This study in children further broadens the potential patient population for Crucell's rabies monoclonal antibody combination. Detailed results of this study will be presented at the XX Rabies in the Americas RITA conference in Quebec, Canada on 18–23 October 2009.
•	An additional Phase II study in healthy adults evaluating Crucell’s monoclonal antibody in combination with a rabies vaccine is scheduled to start in India in the second half of 2009.

•	Tuberculosis Vaccine based on AdVac®/PER.C6® Technologies:Development of the candidate vaccine AERAS-402/Crucell Ad35 is being carried out in collaboration with the Aeras Global TB Vaccine Foundation. Data from all AERAS-402/Crucell Ad35 trials support the immunogenicity and acceptable safety profile of the TB vaccine candidate at all dose levels evaluated.

Phase I:
•	US Phase I trial in healthy adults not previously immunized with Bacille Calmette-Guérin (BCG), the traditional TB vaccine, has been completed and has demonstrated that AERAS-402/Crucell Ad35 is safe in this population.
•	Results of a second study in South Africa showed encouraging results, notably CD8-cell immune responses that are much higher than those seen in humans in any previous TB vaccine study.
•	Two Phase I studies in healthy adults in St. Louis, USA, focusing on the immunogenicity and safety of two AERAS-402/Crucell Ad35 boost doses administered at three to six month intervals after BCG priming in healthy adults have been completed. Data from these studies specifically indicate that two injections of AERAS-402/Crucell Ad35 are immunogenic, with an acceptable safety profile, when used with a BCG-prime/AERAS-402/Crucell Ad35 in BCG vaccinated healthy adults regardless of the boosting interval. This immune response is greater than that detected in the absence of BCG prime, supporting the possible utility of AERAS-402/Crucell Ad35 as a booster vaccine. BCG prime alone shows limited efficacy.
•	In October 2008, a Phase I clinical trial of the jointly developed TB vaccine was started in Kenya. The study is being conducted by the KEMRI/Walter Reed Project-Kisumu at their Kombewa Clinical Trials Center near Kisumu, in Western Kenya. Its main objective will be to test the safety of the candidate vaccine in BCG-vaccinated adults with or without latent tuberculosis. This study is fully enrolled and now in its follow-up period, with no safety issues identified.
•	In April 2009, a Phase I clinical trial in infants of the jointly developed TB vaccine candidate AERAS-402/Crucell Ad35 was started in South Africa. This is the first clinical trial designed to test this vaccine candidate in infants. The Phase I study of AERAS-402/Crucell Ad35 will be conducted by the South African Tuberculosis Vaccine Initiative (SATVI) in the Western Cape region of South Africa. The main objective of the study will be to test the safety of the TB vaccine candidate in infants previously vaccinated with BCG vaccine, which is currently the only vaccine licensed to help prevent TB.

Phase II:
•	In October 2008 enrollment for the first Phase II study of AERAS-402/Crucell Ad35 in Cape Town, South Africa was started. The study is being conducted by the University of Cape Town Lung Institute in conjunction with the South African Tuberculosis Vaccine Initiative. The candidate is being tested in 82 adults who have had active TB. No evidence of an unacceptable safety issue has been found in its dose escalation design after enrollment and vaccination of 48 subjects to date.

•	Malaria Vaccine based on AdVac®/PER.C6® Technologies: Crucell and its collaborator, the US National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), are conducting a Phase I trial in the USA for a recombinant malaria vaccine, Ad35-CS, based on the company’s AdVac® technology and PER.C6® manufacturing platform. The vaccine candidate is made by inserting the gene for the circumsporozoite protein (CSP) from the Plasmodium falciparum malaria parasite into adenoviral vectors, which act as a 'vehicle' for vaccination delivery. The study is being carried out at two sites, Vanderbilt University in Nashville, Tennessee and Stanford University in Palo Alto, California. All four cohorts have been enrolled, and ongoing safety monitoring has revealed no significant safety concerns to date. Boost vaccinations for the fourth and final group of volunteers is underway. Preliminary examination of the blinded data from the first three cohorts indicates that the vaccine is immunogenic. Detailed analysis of the data awaits completion of the fourth cohort and unblinding of the data.

•	In July 2009 Crucell announced a new collaboration with US-based MVI and USAID MVDP to accelerate development of a promising new type of malaria vaccine. Through funding from the USAID MVDP, the partners will conduct studies to determine the effectiveness of Crucell’s novel prime–boost vaccine approach against the malaria parasite P. falciparum. This approach uses Crucell’s proprietary recombinant adenoviruses (a type of virus associated with the common cold and other mild respiratory infections), to deliver a malaria antigen to the immune system. Using Crucell’s AdVac® technology with two different adenovirus vectors—Ad35 and Ad26—as delivery mechanisms, this approach seeks to elicit a protective immune response obtained from delivering the circumsporozoite protein (CSP).

•	Multivalent Filovirus (Ebola & Marburg) Vaccine based on AdVac®/PER.C6® Technologies: In October 2008 Crucell announced that it has secured a NIAID/NIH contract to advance the development of Ebola and Marburg vaccines, with the ultimate aim of developing a multivalent filovirus vaccine. The contract provides funding of up to $30 million, with additional options, which may be triggered at the discretion of the NIH, worth a further $40 million. The Phase I study of an adenovirus 5 (Ad5)-based Ebola vaccine that Crucell is developing in partnership with the Vaccine Research Center (VRC) of the NIAID/NIH, showed safety and immunogenicity at the doses evaluated. Based on these results, a second Phase I study of an Ebola and/or Marburg vaccine is anticipated. This will use alternative multivalent adenovirus vectors that are able to bypass pre-existing immunity against Ad5.

7

•	HIV Vaccine based on AdVac®/PER.C6® Technologies: The Investigational New Drug Application (IND) for Phase I of the trial with Harvard Medical School (supported by the NIH) was approved by the FDA in January 2008. In April 2008, Crucell announced the start of a Phase I clinical study of the novel recombinant HIV vaccine, using adenovirus serotype 26 (rAd26) as vector, that Crucell is jointly developing with the Beth Israel Deaconess Medical Center. The rAd26 vector is specifically designed to avoid the pre-existing immunity to the more commonly used adenovirus serotype 5 (Ad5). The Phase I clinical study is being conducted at the Brigham and Women's Hospital in Boston, USA and is focused on assessing the safety and immunogenicity of the vaccine. Enrollment is ongoing and involves 48 healthy volunteers. Dose escalation has proceeded without difficulty and the third cohort (1011 vp/dose) has been fully enrolled. Boost vaccinations are ongoing.

•	Alternative Adenovirus Serotype Technologies: In November 2008, the leading scientific journal Nature published a study that demonstrated the value of Crucell’s alternative adenovirus serotype technologies. Using Crucell's AdVac® vaccine technology and PER.C6® manufacturing technology, scientists engineered the rare adenovirus serotypes Ad26 and Ad35 to express a protein of SIV, the non-human primate equivalent of HIV. Rare serotype adenoviral vectors—such as rAd26 and rAd35 vectors—have been developed by Crucell to provide more potent prime–boost vaccine regimens. The study, which investigated the immunogenicity and protective efficacy of different vaccination regimes using rAd26, rAd35 or rAd5 as a prime, followed by a boost with rAd5, showed that in particular the rAd26/rAd5 combination elicits a strong T-cell immune response and provides protection against the HIV-like virus in non-human primate models. Crucell has several vaccines in development using alternative rAd26 and rAd35 vectors, including vaccines against malaria and tuberculosis.

•	Human Monoclonal Antibodies against a broad range of Influenza strains: Crucell’s scientists discovered a set of human monoclonal antibodies that provides immediate protection and neutralizes the broadest range of H5N1 strains in preclinical models. When the most powerful of these antibodies was tested in preclinical models for prevention or treatment of a potentially lethal H5N1 infection, it was shown to prevent death and cure the disease.In a preclinical study, Crucell’s mAb CR6261 was compared with the anti-influenza drug oseltamivir (Tamiflu) in terms of its value for flu prevention and treatment. In December 2008, Crucell announced that its monoclonal antibody strongly outperformed the anti-influenza drug in these tests. The results were presented at IBC’s 19th Annual International Conference on Antibody Engineering in San Diego, USA.The flu strains tested included the ‘bird flu’ strain H5N1, which experts fear has the potential to cause a pandemic, and H1N1, which is similar to the flu virus strain H1N1, a descendant of the flu virus that caused the devastating pandemic in 1918. Importantly, the study showed that CR6261 provides immediate protection against the influenza virus, suggesting that it will be able to prevent disease spread. In contrast, oseltamivir was less efficacious and in some cases not effective at all. The characterization of the antibody was described in the online journal PLoS ONE on December 16, 2008.

•	Hepatitis C Antibody Combination: Crucell has obtained an exclusive license from Stanford University (Palo Alto, California) for the development of an antibody combination against the Hepatitis C virus. A large panel of fully human monoclonal antibodies against the Hepatitis C virus (HCV) is being evaluated by Crucell in a proof of concept phase. The monoclonal antibodies have been found to neutralize HCV across all genotypes tested and each recognizes a different part of the HCV surface protein.

•	Blood Coagulation Factor VL/C: Preclinical work on this program continues but conclusive proof of concept is not expected in the near future.

Korean Production Facility:

In October 2008 Crucell announced that an agreement was reached to relocate Crucell’s Korean production facility from the Shingal site in Yongin City, Korea to the Incheon Free Economic Zone, Korea. Construction activities at the new site started in December 2008 and are progressing well. Structural work on the site has been completed and electrical and mechanical engineering is progressing according to plan. First test runs are planned for the first half of 2010. The new facility will enable the further growth and efficient production of Quinvaxem® and Hepavax-Gene®. The investments in the new facility are expected to total approximately €50 million, with the majority of spending in 2009.

The Crucell Ambition:

In 2008, The Crucell Ambition program was rolled out throughout the Company and the management board met with more than 60% of Crucell’s employees from different parts of the organization. The Crucell Ambition is a strategic program focused on four priority areas. These areas are: Organization & People, Focus, Operational Excellence, and Deliver on Promises.

The Operational Excellence ‘Healthy Ambition’ part of the program is targeting savings of €30 million by the end of 2009 compared to the 2007 cost base (excluding R&D). In the first half of 2009, a total of €10 million of net cost savings were achieved (Q1 2009 €6 million; Q2 2009 €4 million). Savings were predominantly achieved through improved yields, marketing and sales efficiency gain, and savings in overhead.

Manufacturing & Licensing Agreements:

•	Crucell today announces a non-exclusive PER.C6® research license agreement with Japan-based Momotaro-Gene Inc. for the production of an adenovirus-vectored gene therapy product for the treatment of prostate cancer, including the right to perform a first-in-man Phase I clinical trial program. Financial details of the agreement were not disclosed. [June 2009]

Patents:

The Company strengthened its patent position in the field of AdVac® technology by the acquisition of a portfolio of patents pertaining to the manufacturing and downstream processing of adenoviruses from Introgen Therapeutics Inc.

In Q2 2009 Crucell was granted a total of 21 new patents, including patents for:

•	Production of influenza virus for the production of vaccines using PER.C6® technology, in the USA (2 patents)
•	Production of viruses for the production of vaccines using PER.C6® technology, in the USA
•	Aspects of improved adenoviral AdVac® vectors and AdVac® technology, in Hong Kong
•	AdVac®-based malaria vaccines, in the USA
•	Production of antibody fragments using PER.C6® expression technology, in the USA
•	Improvements in PER.C6® expression technology, in Hong Kong
•	Elements of STAR® technology, in Israel
•	Targeting of adenovirus to specific cell types, in Europe

Post Balance Sheet Events:

•	In July 2009 the PANFLUVAC consortium consisting of eight European research partners, including Crucell, completed the first stage of their phase I clinical trial in healthy volunteers, using a virosomal vaccine against A/H5N1 influenza.

•	Crucell today announces a non-exclusive PER.C6® research license agreement with Australian-based Patrys Ltd. for the production of several undisclosed antibodies. Financial details of the agreement were not disclosed. [July 2009]

Financial Review Second Quarter 2009

Total Revenues and Other Operating Income
Total revenues and other operating income amounted to €78.7 million for the second quarter of 2009, an increase of 32% compared to the same quarter of 2008. The increase was mainly driven by growth in sales of our paediatric vaccines, in particular Quinvaxem®.

Product sales in the second quarter of 2009 amounted to €66.4 million and represent sales of paediatric vaccines (60%), travel and endemic vaccines (24%), and other products (16%).

License revenues were €3.5 million in the second quarter, a decrease of €2.0 million compared to the same quarter of 2008, which included a milestone payment for clinical development.

Service fees for the quarter were €2.5 million, compared to €2.3 million last year. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other operating income was €6.3 million for the quarter, compared to €3.4 million in the second quarter of 2008. The increase is related to the level of activity in our malaria and rabies programs.

Cost of Goods Sold
Cost of goods sold for the second quarter of 2009 amounted to €44.5 million, €42.2 million of which represents product costs and €2.3 million the cost of service and license activities.

Gross margins were 39% in the quarter, compared to 36% in the second quarter of 2008. Although our margins improved significantly versus last year, this effect was negatively influenced by a stronger Swiss Franc against the Euro and Korean Won against the US Dollar, which increased our reported costs of goods sold on a consolidated basis. We expect continued pressure on margins in the second half of the year as a result of exchange rates.

Expenses
Total expenses consist of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the second quarter were €31.0 million, representing a €1.8 million decrease compared to the same period in 2008.

R&D expenses for the second quarter amounted to €15.9 million, which represents a €1.7 million decrease versus the second quarter of 2008. The decrease is due to the timing of program-related expenses.

SG&A (M&S+G&A) expenses for the quarter were €15.1 million, which represents a €0.1 million decrease versus the second quarter of 2008.

Financial Expenses and Taxes
Net financial expenses in the second quarter were €2.7 million. This was a result of lower interest income offset by negative currency effects on our balance sheet (net working capital) positions.

The company recorded a €2.2 million income tax charge in the second quarter, mainly as a result of taxable profits in Korea and Sweden. The effective income tax rate in Korea for the year is approximately 15%. However, the consolidated profit before tax is reduced by a significant operating loss in the Netherlands as a result of R&D expenses. Therefore, the consolidated income tax is relatively high compared to the profit before tax on a consolidated basis. The Company’s tax charge for full year 2009 is expected to be approximately €12.0 million.

Net Result
Net loss of €1.8 million was reported in the second quarter of 2009 versus a net loss of €7.4 million in the same period of 2008. Net loss per share in the second quarter of 2009 is €0.03, compared to a net loss per share of €0.11 in the second quarter of 2008.

Balance Sheet
Tangible fixed assets amounted to €156.9 million on June 30, 2009. Intangible assets amounted to €72.9 million. This includes acquired in-process research and development, developed technology, patents and trademarks, and the value of customer and supplier relationships.

Investments in associates and joint ventures amounted to €9.4 million and mainly represent investments in AdImmune and the PERCIVIA PER.C6® Development Center. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on June 30, 2009 amounted to €463.2 million. A total of 66.6 million ordinary shares were issued and outstanding on June 30, 2009.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €15.3 million in the second quarter to €121.6 million. Cash used for operating activities in the second quarter, including working capital, amounted to €6.9 million.

Cash used in investing activities amounted to €10.1 million, reflecting the capital investment in our new plant in Korea.

Cash used for financing activities amounted to €0.3 million, reflecting partial repayment of our loan in Korea, offset by proceeds from the issue of shares related to stock option exercises.

Outlook 2009 reiterated4

•	Crucell expects its combined full-year 2009 total revenues and other operating income to grow 20% in constant currencies.
•	Operating profit for 2009 is expected to improve significantly compared to 2008.
•	Furthermore, the Company expects solid cash flow despite significant investments in the new facility being built in Korea. These investments are expected to total approximately €50 million, with the majority of spending in 2009.
•	Crucell does not expect its results to be materially affected by the global recession.

Phasing: We expect revenues throughout 2009 to be phased similarly to those in 2008. The phasing of cash flow and working capital is expected to significantly deteriorate in the first half of 2009, which is normal due to the seasonality of our business. We build inventory in the first half of the year to sell our respiratory and travel vaccine products in the second half of the year.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 22, 2009, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

Conference Call and Webcast

At 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 15 minutes prior to the event:

+44 203 003 2666 for the UK;
+1 646 843 4608 for the US; and
+3120 794 8426 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

4  Constant currencies = EUR/USD rate of 1.35

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the USA The Company employs over 1000 people. For more information, please visit www.crucell.com.

Financial Calendar

3 November 2009        Q3 Results 2009
9 February 2010          Q4 Results 2009

For further information please contact:
Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

Financial Half Year 2009 Report

This report contains the half year financial report of Crucell N.V. (‘Crucell’, or the ‘Company’, or the ‘Group’), a company with limited liability, headquartered in Leiden, the Netherlands. The principle activities of the Company and its group companies are described in Note 1.1 to the condensed consolidated interim financial statements.

The half year financial report for the six months ended June 30, 2009 consists of the condensed consolidated interim financial statements, the half year management report and responsibility statement by the Company’s Board of Management. The information in this half year financial report is unaudited.

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2008.

Financial Review Half Year 2009

Total Revenues and Other Operating Income
Total revenues and other operating income amounted to €152.4 million for the first half of 2009, an increase of 42% compared to the same period in 2008. The increase was mainly driven by growth in sales of our paediatric vaccines, in particular Quinvaxem®.

Product sales in the first half of 2009 amounted to €129.6 million and represent sales of paediatric vaccines (66%), travel and endemic vaccines (22%), and other products (12%).

License revenues were €8.0 million in the first half of 2009, a decrease of €2.8 million compared to the same period of 2008, which included milestone payments.

Service fees for half year 2009 were €5.4 million, compared to €4.3 million last year. Service fees represent revenues for product development activities performed under contract with partners and licensees.

Other operating income was €9.5 million for the period, compared to €8.6 million in the first half of 2008.

Cost of Goods Sold
Cost of goods sold for the first half of 2009 amounted to €83.3 million, €78.4 million of which represents product costs and €4.9 million the cost of service and license activities.

Gross margins were 42% in the first half year of 2009, compared to 38% in the same period of 2008. Although our margins improved significantly versus last year, this effect was negatively influenced by a stronger Swiss Franc against the Euro and Korean Won against the US Dollar, which increased our reported costs of goods sold on a consolidated basis. We expect continued pressure on margins in the second half of the year as a result of exchange rates.

Operating Expenses
Total expenses consist of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for half year 2009 were €63.6 million, representing a €5.3 million increase over the same period in 2008, as the 2008 numbers contained a €5.2 reversal of impairment.

R&D expenses for the first half of 2009 amounted to €31.2 million, which represents a €2.2 million decrease versus the first half of 2008.

SG&A (M&S + G&A) expenses for the first half of 2009 were €32.3 million, which represents a €2.4 million increase versus the first half of 2008.

Financial Expenses and Taxes
Net financial expenses in the first half of 2009 were €2.8 million. This was a result of lower interest income offset by negative currency effects on our balance sheet (net working capital) positions.

The company recorded a €4.6 million income tax charge in the first half of 2009, mainly as a result of taxable profits in Korea and Sweden. The effective income tax rate in Korea for the year is 15%. However, the consolidated profit before tax is reduced by a significant operating loss in the Netherlands as a result of R&D expenses. Therefore, the consolidated income tax is relatively high compared to the profit before tax on a consolidated basis. The Company’s tax charge for full year 2009 is expected to be approximately €12.0 million.

Net Result
Net loss of €1.6 million was reported in the first half of 2009 versus a net loss of €15.9 million in the same period of 2008. Net loss per share in the first half of 2009 is €0.02, compared to a net loss per share of €0.24 in the first half of 2008.

Balance Sheet
Tangible fixed assets amounted to €156.9 million on June 30, 2009. Intangible assets amounted to €72.9 million. This includes acquired in-process research and development, developed technology, patents and trademarks, and the value of customer and supplier relationships.

Investments in associates and joint ventures amounted to €9.4 million and mainly represent investments in AdImmune and the PERCIVIA PER.C6® Development Center. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on June 30, 2009 amounted to €463.2 million. A total of 66.6 million ordinary shares were issued and outstanding on June 30, 2009.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €49.4 million in the first half of 2009 to €121.6 million. Cash used for operating activities in the half year, including working capital, amounted to €26.9 million. This reflects the seasonality of our business, in which we build inventory in the first half of the year to sell our products in the second half of the year.

Cash used for investing activities amounted to €17.5 million, reflecting the capital investment in our new plant in Korea.

Cash used for financing activities amounted to €4.8 million, reflecting partial repayment of our loan in Korea, offset by proceeds from the issue of shares related to stock option exercises.

Risk paragraph
A summary of our principal risks is provided below. This information is also presented under the section ‘risk factors’ in our Annual Report and Form 20-F for the financial year 2008 as filed with the US Securities and Exchange Commission (SEC) on April 22, 2009 and the Netherlands Authority for Financial Markets (Autoriteit Financiële Markten or AFM) on April 23, 2009. We have classified these risk factors in accordance with the categories identified in the COSO5 model.

•	Strategic risks: Concentration of sales; Use of our technologies by our partners or licensees; and Competition & pricing pressures
•	Operational risks: Product development and clinical trials; Interrupted product supply; Regulatory approval; Intellectual property; Product liability exposure; Qualified personnel; Hazardous biological materials; and Competition laws.
•	Financial risks: Substantial use of capital; Weakness in the global economy; Foreign currency risk; and Taxation.
•	Compliance and other risks: Ethical legal and social issues related to the use of genetic technology; Protective measures included in articles of association; Not able to exercise pre-emption rights; Difficulties protecting interests in a Dutch limited liability company; and Share price volatility

Principal risks and uncertainties for the Group as at Q2 remain unchanged compared to those applicable as at the end of 2008 except for those updated below.

Weakness global economy
The weakness of the global economy is a challenge for many companies. The ongoing financial crises adversely affected businesses in many industries and geographical areas all over the world. Except for our travel portfolio, we are relatively unaffected by the financial crisis. We note that international travel is reduced by the financial crisis as well as the global pandemic, which will in turn negatively affect the number of travel vaccinations.

We expect the effects on our travel portfolio to have a limited effect on our overall profitability and liquidity. We do not expect that the weakness of the

5  Committee of Sponsoring Organizations of the Treadway Commission

global economy will significantly impact our liquidity or our ability to derive revenues from our operations. We do note that there can be no assurance that our liquidity will not be affected by recent and possible future changes in global financial markets and global economic conditions.

Interrupted product supply as a result of a worldwide flu pandemic
There is an increased perception in the market that companies may not be able to acquire certain resources as these may become limited in supply as the worldwide flu pandemic evolves. The impact on our antigen sourcing is assessed to be limited in the coming six months.

Foreign currency risk
During the first half of 2009, our margins were negatively affected by currency fluctuations; the US Dollar decreased in value compared to the Euro. As per June 30, 2009 the EUR/ USD rate is 1.40, which is below our guidance rate of EUR/ USD 1.35. Compared to 2008, the Swiss Franc strengthened against the Euro, which had a negative currency effect on our results as we produce Inflexal®, Epaxal® and Vivotif® at our Swiss facilities. The Korean Won experienced significant volatility over the past year compared to the US Dollar, which is relevant as we produce Quinvaxem® and Hepavax-Gene® in our Korean facilities. In the remainder of 2009, our results will be further impacted by currency movements.

Related parties
The Group has related party transactions and balances with joint venture partners, associates and directors and executive officers. For a detailed description of these transactions we refer to note 10 in the notes to the condensed consolidated interim financial statements.

Director’s Statement
Crucell’s Management Board, as required by section 5.25d paragraph 2c of the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht), confirms that to the best of their knowledge:

•	The condensed consolidated interim financial statements for the period ended June 30, 2009 give a true and fair view of the assets, liabilities, financial position and the profit or loss of the Group;
•	The Directors’ report gives a true and fair view of the Group’s position as per June 30, 2009, the developments during the first six months of 2009 and of the expected developments, whereby, unless there are important reasons for not doing so, particular attention has been devoted to the investments and the circumstances on which the development of turnover and profitability depends.

August 11, 2009,

Ronald Brus
Leon Kruimer
Cees de Jong
Jaap Goudsmit

Condensed consolidated interim financial statements

The below statements are included on the following pages:

•	Condensed Consolidated Statements of Income
•	Condensed Consolidated Statements of Comprehensive Income
•	Condensed Consolidated Statements of Financial Position
•	Condensed Consolidated Statements of Changes in Equity
•	Condensed Consolidated Statements of Cash Flows

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in EUR '000 (except per share data)
	6 months ended		Second Quarter
	June 30,

	2009	2008	2009	2008
	unaudited	unaudited	unaudited	unaudited

Product sales	129,566	83,910	66,447	48,367
License revenues	7,978	10,755	3,498	5,534
Service fees	5,362	4,302	2,478	2,287

Total revenue	142,906	98,967	72,423	56,188

Cost of product sales	-78,393	-58,760	-42,251	-34,014
Cost of service and license fees	-4,893	-2,603	-2,255	-1,738

Total cost of goods sold	-83,286	-61,363	-44,506	-35,752

Gross margin	59,620	37,604	27,917	20,436

Government grants	2,027	2,103	1,277	175
Other income	7,480	6,458	5,024	3,245

Total other operating income	9,507	8,561	6,301	3,420

Research and development	-31,239	-33,455	-15,922	-17,626
Selling, general and administrative	-32,337	-29,956	-15,119	-15,241
(Reversal of) impairment	0	5,153	0	0

Total other operating expenses	-63,576	-58,258	-31,041	-32,867

Operating profit/(loss)	5,551	-12,093	3,177	-9,011

Financial income & expenses	-2,843	-2,093	-2,731	2,297
Results investments non-consolidated companies	225	-183	-96	-66

Profit/(loss) before tax	2,933	-14,369	350	-6,780

Income tax	-4,573	-1,515	-2,172	-602

Profit/(loss) for the period	-1,640	-15,884	-1,822	-7,382

Net profit/(loss) per share - basic	-0.02	-0.24	-0.03	-0.11
Weighted average shares outstanding - basic	66,338	65,478	66,545	65,569

Net profit per share - diluted	-0.02	-0.24	-0.03	-0.11
Weighted average shares outstanding - diluted	67,934	65,478	66,545	65,569

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

in EUR '000
	June 30	March 31	December 31

	2009	2009	2008
	unaudited	unaudited	audited

ASSETS
Non-current assets
Plant and equipment, net	156,859	151,922	151,206
Intangible assets	72,936	74,445	79,004
Goodwill	45,445	45,566	46,076
Investments in associates and joint ventures	9,442	9,858	9,239
Net pension asset	7,668	8,406	8,612
Available-for-sale investments	9,350	7,726	4,922
Other financial assets	16,061	16,261	14,920

	317,761	314,184	313,979

Current assets
Cash and cash equivalents	121,591	136,842	170,969
Financial assets, short-term	602	443	1,761
Trade accounts receivables	46,816	52,508	40,108
Inventories	124,805	100,083	91,847
Other current assets	20,463	18,060	17,633

	314,277	307,936	322,318

TOTAL ASSETS	632,038	622,120	636,297

LIABILITIES AND EQUITY
Total equity attributable to equity holders of the parent	463,155	459,460	453,492

Non-current liabilities
Long-term financial liabilities	32,168	33,010	35,297
Long-term provisions	5,000	4,841	4,577
Deferred tax liabilities	15,372	15,842	16,985
Other non-current liabilities and deferred income	6,058	7,184	7,645

	58,598	60,877	64,504

Current liabilities
Accounts payable	53,488	48,934	59,205
Short-term financial liabilities	17,446	17,150	25,454
Other current liabilities and deferred income	31,691	29,761	29,284
Tax payable	6,975	5,296	2,777
Short-term provisions	685	642	1,581

	110,285	101,783	118,301

Total liabilities	168,883	162,660	182,805

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	632,038	622,120	636,297

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

in EUR '000
	6 months ended		Second Quarter
	June 30,

	2009	2008	2009	2008
	unaudited	unaudited	unaudited	unaudited

Cash flows from/(used in) operating activities
Profit/(loss) for the period	-1,640	-15,884	-1,822	-7,382

Reversal of non-cash items
Tax	4,573	1,515	2,172	602
Results investments non-consolidated companies	-225	191	96	72
Unrealized financial income and expenses	-503	2,093	-1,720	-5,362
Depreciation	10,445	7,375	5,159	4,187
Amortization	5,705	5,847	2,756	2,893
(Reversal of) Impairment	0	-5,153	28	0
Fair value write-down on Inventory	130	585	73	156
Change in long-term liabilities, receivables and provisions	-1,147	-3,458	-285	-2,479
Gain on disposal of non-current assets	10	-83	-3	-83
Stock based compensation	4,191	2,403	2,146	1,258

	21,539	-4,569	8,600	-6,138
Change in net working capital
Trade accounts receivable	-7,057	3,036	6,616	-6,074
Inventories	-34,859	-28,486	-24,158	-14,987
Other current assets	-844	-3,173	-1,247	2,375
Trade accounts payable	-4,816	-6,442	3,516	7,614
Other current liabilities	4,017	-10,983	1,766	-2,225
Short-term provisions	2	-183	124	-144
Interest paid	-1,843	-561	-854	-269
Income taxes paid	-2,155	-250	-1,181	-123
Payments out of provisions	-929	-333	-68	2,017

Net cash from/(used in) operating activities	-26,945	-51,944	-6,886	-17,954

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-17,679	-6,346	-9,935	-3,228
Proceeds from sale of equipment	57	56	41	12
Investments in intangible assets	-1,269	0	-1,129	0
Proceeds from/(investments in) financial assets	232	3,936	476	3,131
Interest received	1,168	2,302	399	1,347

Net cash from/(used in) investing activities	-17,491	-52	-10,148	1,262

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	6,479	1,907	501	1,903
Proceeds from financial liabilities	109	13,302	55	13,302
Repayment of financial liabilities	-11,339	-19,279	-843	-12,707

Net cash from (used in) financing activities	-4,751	-4,070	-287	2,498

Total cash flow	-49,187	-56,066	-17,321	-14,194
Effects of exchange rate on cash and cash equivalents	-191	-299	2,070	-786

Net increase/(decrease) in cash and cash equivalents	-49,378	-56,365	-15,251	-14,980
Cash and cash equivalents at beginning of period	170,969	163,248	136,842	121,863

Cash and cash equivalents at end of period	121,591	106,883	121,591	106,883

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in EUR '000
	6 months ended		Second Quarter
	June 30

	2009	2008	2009	2008
	unaudited	unaudited	unaudited	unaudited

Profit/(loss) for the period	-1,640	-15,884	-1,822	-7,382

Foreign currency translation	-4,854	-7,743	1,156	-3,034
Unrealized result on available for sale securities	4,151	-3,782	1,624	-1,169
Result unrealized cash flow hedges	1,336	0	633	0

Other comprehensive income for the period	633	-11,525	3,413	-4,203

Total comprehensive income for the period	-1,007	-27,409	1,591	-11,585

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in EUR '000
	Issued capital	Share premium	Net unrealized gains reserve		Hedging reserve	Translation reserve	Accumulated deficit	Total

At January 1, 2008	15,685	735,578	8,340		0	-28,317	-290,183	441,103
Issue of shares	77	1,861	0		0	0	0	1,938
Costs share based payment transactions	0	2,388	0	0	0	0	0	2,388
Total comprehensive income for the period	0	0	-3,782		0	-7,743	-15,884	-27,409

At June 30, 2008	15,762	739,827	4,558		0	-36,060	-306,067	418,020

At January 1, 2009	15,800	743,746	3,254		-685	-33,026	-275,597	453,492
Issue of shares	175	6,304	0		0	0	0	6,479
Costs share based payment transactions	0	4,191	0		0	0	0	4,191
Total comprehensive income for the period	0	0	4,151		1,336	-4,854	-1,640	-1,007

At June 30, 2009	15,975	754,241	7,405		651	-37,880	-277,237	463,155

Notes to the condensed consolidated interim financial statements

[All amounts are in thousands of Euro, unless otherwise stated]

1 General

1.1 Corporate information

Crucell N.V. (‘Crucell’, or the ‘Company’, or the ‘Group’) is incorporated and domiciled in Leiden, the Netherlands. Its shares are publicly traded on NYSE Euronext Amsterdam (CRXL), and SWX Swiss Exchange Zurich (CRX). Its American Depositary Shares (ADSs) are publicly traded on NASDAQ New York (CRXL). Crucell and its subsidiaries together constitute the Crucell Group, or the ‘Group’. The Company has subsidiaries in the Netherlands, Switzerland, Spain, Italy, Sweden, Korea and the US. Crucell employed 1,168 people at June 30, 2009 (June 30, 2008: 1,148).

Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry.

There have been no changes to the organizational structure in the first half of 2009.

1.2 Basis of preparation

This condensed consolidated interim financial statements for the six months ended June 30, 2009 has been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed consolidated interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. These consolidated interim financial statements have not been audited or reviewed.

Accounting policiesExcept as described below, the accounting policies applied are consistent with those applied in the financial statements for the year ended December 31, 2008, as described in those financial statements.

As of 1 January 2009, IAS 1 (revised) ‘Presentation of financial statements’ became effective. The revised standard requires all ‘non-owner changes in equity’ to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The group elected to present two statements: a statement of income and a statement of comprehensive income. The revised standard also introduces a number of terminology changes, including revised titles for the statements included in the financial statements.

Not all standards, amendments to standards and interpretations, which are mandatory for the first time for the financial year beginning 1 January 2009 have been listed above as they are not expected to be relevant for the Group or do not vary from our current accounting policies.

1.3 Estimates and judgments

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and use of critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements relates to:

•	Revenue recognition
•	Valuation of deferred tax assets and liabilities
•	Impairment reviews of property, plant and equipment, intangible assets and goodwill
•	Valuation of defined benefit plans
•	Recognition of provisions for litigations and claims

The above uncertainties are described in detail in the notes to the financial statements of our Annual Report and Form 20-F for the financial year 2008 as filed with the AFM on April 23, 2009.

There are no changes in the nature of uncertainties, changes in estimates of amounts reported in prior interim periods or other changes that should be disclosed in these notes.

1.4 Change in accounting policy

Effective as of January 1, 2008 the Group adopted IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interactions’. The interpretation provides guidance on assessing the limit of the surplus in a defined benefit pension fund that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The pension fund in Switzerland has a minimum funding requirement with economic benefits from overfunding being available as a reduction of future contributions. The application of the interpretation resulted in an increase in the assets recorded on the Group’s balance sheet and a corresponding increase in the Group’s equity.

The Group restated the comparative information for the first half year of 2008 to reflect the effects resulting from the adoption of IFRIC 14. The impact on the comparative information for the first half year of 2008 on the consolidated statement of income is as follows:

In thousands of Euro

	First half 2008	Impact IFRIC 14	First half 2008
	- before		- adopted
Income Statement	IFRIC 14		IFRIC 14

Gross margin	37,604	-	37,604
Operating expenses	(59,542)	1,284	(58,258)
Operating profit / (loss)	(13,377)	1,284	(12,093)
Profit / (loss) before tax	(15,653)	1,284	(14,369)
Income Tax	(1,239)	(276)	(1,515)

Profit / (loss) for the period	(16,892)	1,008	(15,884)

The change in accounting policy does not affect the Group’s balance sheet as at December 31, 2008 since the change in accounting policy has already been reflected in the 2008 financial statements for the year end December 31, 2008.

2 Seasonality

The sales of the Group are exposed to seasonal variations, and most of our sales are made in the second half of the year. This is specifically the case for influenza vaccines, as vaccination programs mainly take place in the second half of the year. Furthermore, the travel vaccine portfolio sales are subject to seasonal travel patterns.

3 Segmentation

The Group adopted IFRS 8 ‘Operating Segments’, which replaces IAS 14, ‘Segment reporting’, as of January 1, 2007. The Group identified the Management Board as the ‘chief operating decision maker’. The Management Board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance. This led to the identification of one reportable segment, which comprises the development, production and marketing of products that combat infectious diseases.

3.1 Information about major products

The breakdown of the Group’s revenues from its product sales is as follows:

In thousands of Euro

	First half 2009	First half 2008

Paediatric vaccines	85,253	43,224
Respiratory vaccines	-	-
Travel vaccines	28,131	27,588
Other vaccines	6,353	3,937
Proteins and other business	9,829	9,161

	129,566	83,910

4  Income taxes

In the first half of 2009, the tax charge increased by € 3,058 or 202% to € 4,573 compared to € 1,515 in the same period prior year. The increase in tax is mainly caused by current tax charges of € 5,988 as a result of taxable income in Sweden, Korea, Spain and the USA.

During the first 6 months of 2009 the Group had an effective tax rate of 155.9%. This relatively high tax rate is due to the particular structure of our organization. In most of our subsidiaries we realize taxable profits, however, in the Netherlands, we realized a taxable loss for which no deferred tax asset has been recognized. As a result, our tax charges are divided by a relatively low profit base which leads to an effective tax rate of 155.9%.

We expect our effective tax rate to remain high until we benefit from the tax exemptions in Korea starting in 2011 or until we are able to capitalize deferred taxes in the Netherlands.

In the first half of 2009, we realized profits in subsidiaries that are subject to taxation. The profits in these countries were partly offset by losses incurred in jurisdictions (mainly the Netherlands) for which no deferred tax assets have been recognized.

5 Property, plant and equipment

In thousands of Euro

Net book value PPE, January 1, 2009	151,206

Additions	17,679
Disposals	(68)
Depreciation charge for the year	(10,445)
Effect of movements in exchange rates	(1,513)

Net book value PPE, June 30, 2009	156,859

In the first half of 2009 the company invested a total of € 17,679 in property, plant and equipment. These investments mainly related to our new Korean production facility; investments in our facilities in Bern (Switzerland), which will improve current production processes and allow in-house production of materials currently acquired from third parties; and investments in our new filling line in Madrid (Spain).

The remaining contractual commitments for property, plant and equipment amount to € 28,740 (December 31, 2008: € 20,380). These commitments mainly relate to the new Korean production facility in the Incheon, Free Economic Zone, Korea.

No impairments or reversals of impairments were recognized in the first half of 2009.

6 Inventories

In thousands of Euro

	June 30, 2009	December 31, 2008

Raw materials and consumables	35,400	13,286
Work in progress	73,082	61,980
Finished products	16,323	16,581

	124,805	91,847

We build up inventory in the first half of the year for our paediatric and respiratory travel vaccine products, in anticipation of future sales.

In order to be able to meet the demand from the market (e.g. in case of outbreak of a disease) the Group stocks certain inventories to a level such that they might not be utilized in one year. Provisions are recognized for obsolete inventory.

7 Issued share capital and reserves

In thousands of Euro

	Number of	Issued	Share
Ordinary shares issued and fully paid	Shares	capital	Premium

At January 1, 2008	65,349	15,685	735,578

Issue of shares	327	77	1,861
Costs share-based payment transactions	-	-	2,388

At June 30, 2008	65,676	15,762	739,827

At January 1, 2009	65,833	15,800	743,746

Issue of shares	728	175	6,304
Costs share-based payment transactions	-	-	4,191

At June 30, 2009	66,561	15,975	754,241

No dividends were distributed during the first half of 2009.

In the first half of 2009 a total number of 700,290 options were exercised, which resulted in an increase of issued capital by € 168. In the first half of 2009 a total number of 27,500 shares were issued to members of the Supervisory Board, which resulted in an increase of issued capital by € 7. Total cash received by the Group on these share issuances amounts to € 6,304. The costs of € 4,191 represent the non-cash period costs for the share-based payment transactions.

8 Share-based payment plans

The Group maintains stock option plans whereby the Remuneration committee of the Supervisory Board may grant options to employees, directors and members of the Supervisory Board. The compensation expenses included in operating expenses for those plans during the first half of 2009 were € 3,886 (first half year 2008: € 2,301).

In the first half of 2009 a total number of 700,290 options were exercised, which resulted in an increase of issued capital by € 168.

9  Short-term and long-term financial liabilities

In thousands of Euro

	June 30,	December
	2009	31, 2008

Mortgage loan	16,279	16,461
Equipment lease	19,142	20,526
Comprehensive credit limit Berna Biotech Korea Corp.	13,877	20,855
Loan Berna Biotech Korea Corp.	-	2,909
Other financial liabilities	316	-

Total financial liabilities	49,614	60,751

Loan Berna Biotech Korea Corp.
As at December 31, 2008, Berna Biotech Korea Corp. had an unsecured Euro loan at an interest rate of 5.45%. The original maturity date of the loan was August 1, 2010, but the loan was repaid in full on February 2, 2009.

Comprehensive credit limit Berna Biotech Korea Corp.
In 2008, Berna Biotech Korea Corp. entered into two short-term comprehensive credit limit transaction agreements for KRW 10 billion and KRW 30 billion. Originally these agreements ended on January 28, 2009 and May 31, 2009 respectively. In 2009, the period for the 30 billion agreement was extended to May 31, 2010. On June 30, 2009 an amount of KRW 25 billion (€ 13,877) was drawn under this agreement.

Mortgage loan facility Berna Biotech Korea Corp.
On March 26, 2009, the Group entered into a mortgage loan facility in Korea for an amount of KRW 50 billion (€ 27,704) with a third party bank to partly finance the investments in the new Korean facility in 2009. The loan has a duration of 60 months and has a variable interest rate that is based on a Korean interest index plus a mark-up. As at June 30, 2009, no funds were drawn from the mortgage facility. Crucell NV provided the third party bank with a guaranty amounting to KRW 50 billion plus interest and other costs.

10 Related parties

10.1 General

The Group has related party transactions and balances with joint venture partners, associates and directors and executive officers. All transactions with related parties were carried out under normal market conditions (arm’s length principle). There are no related party transactions outside the normal course of business. There were no material changes in the nature, scale or scope of related party transactions in the first half of 2009 compared with those disclosed in the Financial Statements for the year ended December 31, 2008.

10.2 Remuneration Management Board and Supervisory Board

For detailed descriptions of the remuneration structure for the Members of the Supervisory and Management Board, reference is made to the 'Remuneration policy for Management Board and Supervisory Board' as included in the Corporate Governance section of the 2008 Annual Report and Form 20-F.

Remuneration
In 2009, the base salary levels of the Management Board were increased by 3% to 5%. Each year, the Supervisory Board considers whether base salary levels should be adjusted according to external and internal business factors. Except for minor indexations, no changes to the remuneration package of the members of the Management and Supervisory Board have been processed. The Company deems the remuneration over 2008 to be representative for the 6–month period ended June 30, 2009. Consequently, we refer to note 5.23 ‘related parties’ of the 2008 Annual Report and Form 20-F.

Exercising of options; purchase of shares
On February 18, 2009 250,000 options with an exercise price of € 9.40 were exercised by the CEO and 85,000 shares were purchased. In addition, 85,000 options with an exercise price of € 9.40 were exercised by the CSO and 10,000 shares were purchased. These exercises were due to expiry of the options. There were no other exercises of share options held by members of the Management Board or Supervisory Board.

Long-term incentive plan
On January 1, 2009, as part of the long-term incentive plan, a total number of 99,703 conditional options were granted to members of the Management Board.

Share grants to Supervisory Board
On February 5, 2009, a total of 27,500 shares were granted to members of the Supervisory Board.

11 Litigations

In the first half of 2009, there were no material changes to the Group’s litigations from those disclosed in the Financial Statements for the year ended December 31, 2009 other than those disclosed below.

In 2008, a competitor of Crucell filed a protest against the award of a government grant to Crucell for the development and manufacture of a vaccine against the Ebola and Marburg virus. The complaint was filed against the US Government but Crucell voluntarily joined the proceedings to defend the award. Following a dismissal of the protest by the US Government Accountability Office (GAO), the competitor filed an appeal with the United States Court of Appeals for the Federal Circuit. In the second quarter of 2009, this appeal by the competitor was also dismissed.

12  Contingent liabilities or contingent assets

In the first half of 2009, there were no material changes to the Group’s commitments and contingent liabilities from those disclosed in the Financial Statements for the year ended December 31, 2009 other than those disclosed below.

As part of the overall working capital management efforts, the Group agreed with Novartis to extend payment terms on the supply of Quinvaxem® antigens. We provided Novartis with collateral on our Swiss premises. This amount was increased to CHF 45,000 (€ 29,507) compared to CHF 34,000 at year-end 2008.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
August 12, 2009 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations